Exhibit 99.1

Scheme Booklet Registered with ASIC

Nova Minerals Limited (Nova Minerals or the Company) (ASX: NVA, NASDAQ: NVA, NVAWW OTC: NVAAF, FSE: QM3) is pleased to announce that the Scheme Booklet in relation to the Company’s proposed re-domiciliation from Australia to the United States via schemes of arrangement between Nova Minerals and its Shareholders (Share Scheme) and Nova Minerals and its Listed Warrantholders (Warrant Scheme, and together with the Share Scheme, the Schemes), has today been registered with the Australian Securities and Investments Commission (ASIC).

A copy of the Scheme Booklet (Including the Notice of Share Scheme Meeting) is attached to this announcement and will also be made available on Nova Minerals’ website at https://novaminerals.com.au/ and on the ASX website at www.asx.com.au.

The Scheme Booklet is expected to be dispatched to Nova Minerals ASX listed shareholders (Shareholders), holders of Nasdaq listed American Depositary Shares (ADS) representing ordinary shares of Nova Minerals (ADS Holders), holders of OTC-quoted shares, and warrant holders holding Nasdaq listed warrants of Nova Minerals (Listed Warrantholders) on or around 28 April 2026. For further details of how you will receive your Scheme Booklet, please refer to Nova Minerals’ previous announcement titled “Nova US Redomiciliation – Court Approves Convening of Scheme Meeting and Distribution of Scheme Booklet”.

Further Information

Nova Minerals encourages Shareholders, ADS Holders and Listed Warrantholders to read the Scheme Booklet in its entirety, including the materials accompanying it, before deciding whether to vote in favour of the Schemes.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: + 61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 943

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA | ASX: NVA

If you require further information or have questions about the Schemes or the Scheme Booklet, please contact the Information Line on 1300 103 392 (within Australia) or +61 2 9068 1925 (outside Australia) Monday to Friday between 8:30 am and 7:00 pm (Sydney time).

This announcement has been authorised for release by the Board of Directors.

For further information regarding Nova Minerals Limited please visit the Company’s website (www.novaminerals.com.au).

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Nova Minerals Limited | ASX Announcement	2